FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August, 12, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______________

SIGNATURE
SCHEDULE 10
SCHEDULE 10
SCHEDULE 10
News Release
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003
Group profit and loss account
Group balance sheet
Group cash flow statement
Statement of total recognised gains and losses
Note of historical cost profit and losses
Reconciliation of movement in equity shareholders’ funds
Notes to the interim financial statements
Independent review report to Amersham plc
CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
News Release
SCHEDULE 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: August 12, 2003	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated August 12, 2003

1.	Schedule 10 — Notification Of Major Interests In Shares, Capital Group Companies Inc, July 9 2003

2.	Schedule 10 — Notification Of Major Interests In Shares, Capital Group Companies Inc, July 22 2003

3.	Schedule 10 — Notification Of Major Interests In Shares, Capital Group Companies Inc, July 28 2003

4.	Amersham plc Interim Results for the six months ended June 30 2003

5.	Appointment of Non-Executive Board Director, David Challen, announcement August 5 2003

6.	Schedule 10 — Notification Of Major Interests In Shares, Wellington Management Company LLP, August 6 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

The Capital Group Companies Inc and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies Inc and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

9 July 2003

12)	Total holding following this notification

21,319,098 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

3.037%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 9 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

The Capital Group Companies Inc and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies Inc and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

21 July 2003

12)	Total holding following this notification

20,964,345 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

2.986%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 22 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

The Capital Group Companies Inc and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies Inc and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

25 July 2003

12)	Total holding following this notification

21,094,798 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

3.005%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 28 July 2003

News Release

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2003

Enquiries:

UK
Investors
Alexandra Morris	Tel: +44 1494 542 051

Media
Dr Lynne Gailey	Tel: +44 1494 542 050
Dr Graeme Holland	Tel: +44 1494 542 115

US
Lucy Morrison	Tel: +1 732 457 8092

Norway
Nancy Thingstad	Tel: +47 231 851 38

Amersham plc reports first half business performance:
sales growth of 6% and profit before tax up 8%

FINANCIAL OVERVIEW

The business performance and statutory results are summarised below and the commentary and tables which follow are on a business performance basis unless otherwise stated. Business performance results are stated before exceptional items and goodwill amortisation unless otherwise noted. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. All growth rates are stated at constant exchange (CER) unless otherwise noted.

#Denotes ongoing business growth excluding discontinued products.

Business performance and highlights

	6 months		6 months		Growth at Constant
	to 30 Jun 03 £m		to 30 Jun 02 £m		Exchange Rates %

Sales	808		812		6 #
Operating profit	141		165		5
Profit before tax	140		159		8
EPS	13.7	p	15.5	p	7
Dividend per share	2.85	p	2.65	p	8

•	Sales up 6%# to £808 million, profit before tax up 8% at £140 million, earnings per share up 7% and dividend per share up 8%

•	Medical Diagnostics sales (excluding Japan) up 11% to £382 million:

–	Visipaque™ posts record sales of £56 million, an increase of 32% following NEPHRIC study on renal safety

–	Patented product sales up 22% to £197 million

–	Good progress in product development, seven products in phase III trials

•	Protein Separations sales up 3% to £133 million

–	Bioprocess sales up 10%, excluding speciality products

–	Sales affected by weakness in laboratory separations market in Europe

–	Stronger sales performance expected in second half

•	Discovery Systems sales up 4%# to £192 million

–	Restructuring ahead of plan delivering £7 million of cost savings in the first half; savings expected to be running at the rate of £35 million per annum by the end of 2004

–	Restructuring costs of £41 million charged to date

–	Strategic focus on protein analysis and cellular bioassays

•	Adverse impact of foreign exchange on first half profit before tax of £29 million

•	Growth in earnings per share at constant exchange rate expected to be 8-10% for full year

Statutory results

	6 months	6 months	Growth at Actual
	to 30 Jun 03 £m	to 30 Jun 02 £m	Exchange Rates %

Sales*	808	812	0
Profit before tax	77	144	(47)
EPS	6.4p	14.9p	(57)

*Turnover including share of joint venture

•	Statutory results show growth at actual exchange rates after charging restructuring costs of £41 million (2002, £0 million) and after goodwill amortisation of £22 million (2002, £15 million)

Sir William Castell, Chief Executive, said “Our business fundamentals remain strong. In Amersham Health, we have continued to improve earnings quality, vigorously driving the growth of our patented products, including Visipaque™, our premium X-ray imaging product, where new clinical data further validated its superior safety profile. Importantly our development portfolio in Medical Diagnostics is showing the benefits of sustained investment, with seven products now in phase III trials.

“In Protein Separations, our bioprocess business is robust and long-term prospects remain excellent as evidenced by the number of monoclonal antibodies in development and by the recent increase in FDA approvals of biopharmaceuticals. However, first half growth was affected by a slow down in development in the new field of antisense drugs and difficult economic conditions in Europe held back sales in laboratory separations. In Discovery Systems, good progress is being made against our objective of achieving profitability during 2004. Restructuring is ahead of plan and cost savings of £16 million are expected this year.

“The outlook for the second half is encouraging, with an expected continuation of steady growth in Amersham Health, a stronger performance in Protein Separations and further benefits coming though from the restructuring of Discovery Systems.”

Business Performance

Amersham plc sales were £808 million, up six per cent. Amersham Health sales were up eight per cent, Discovery Systems sales were up four per cent and Protein Separations sales were up three per cent. Global sales performance saw geographic variation with sales growth in North America, Amersham’s largest market, up 11 per cent, Europe flat and Japan up three per cent. Total R&D expenditure was up one per cent to £91 million, reflecting growth in line with sales in Amersham Health, increased R&D investment in Protein Separations and reduced expenditure in Discovery Systems as a result of the restructuring programme. Operating profit was £141 million, up five per cent. Profit before tax was £140 million, up eight per cent following a reduction in net interest expense from £4 million to £1 million.

In February 2003, the estimated adverse full year impact of exchange on profit before tax based on the rates of exchange at that time was £30 million. Since February, the position has worsened notably because of the US dollar and the Norwegian krone rates. As a result, in the first half of 2003, the adverse impact of foreign exchange on profit before tax was £29 million after hedging. Assuming the latest rates of exchange prevail for the remainder of 2003, the adverse impact on profit before tax for the year is now estimated to be around £40 million, (4.1 pence per share at the earnings per share level), compared to 2002.

The tax charge has benefited from the reorganisation of the US tax group following the purchase of the minority stake in Amersham Biosciences in 2002. The tax rate was 31.5 per cent compared with 33.5 per cent in the first half of 2002. The lower tax rate, together with reduced minority interest expense, helped to offset the effect of the increase in the average number of shares in issue, leaving earnings per share at 13.7p up by seven per cent. The Board has approved an interim dividend of 2.85p per share, up eight per cent.

Following the announcement in February that Amersham was to restructure its Discovery Systems business, the company has recorded an exceptional charge in the first half of £41 million. Tax relief of £12 million is expected on this charge and the cash spend in the first half was £7 million. The total cost of the programme is expected to be £50 million before associated tax relief, of which £37 million is cash outlay. Tax relief is expected to be £15 million.

Net cash flow from operating activities before exceptional items was down from £134 million in 2002 to £106 million in the first half of 2003, affected by foreign exchange. Free cash flow before equity dividends was £10 million, compared with £60 million in the first half of 2002, reflecting higher capital expenditure mainly in new production capacity. Net debt at 30 June 2003 was £234 million, an increase of £52 million compared with 31 December 2002. This increase reflects the reduced free cash flow, cash expenditure on restructuring of £7 million, completion payments on earlier acquisitions totalling £12 million and adverse exchange rate movements.

Statutory Results

The statutory results are shown after goodwill amortisation and exceptional items. Business performance profit before tax of £140 million was reduced by goodwill amortisation of £22 million and the exceptional restructuring charge of £41 million giving statutory profit before tax of £77 million. This was down from £144 million in the comparable 2002 period because of an increase in goodwill amortisation, the exceptional restructuring charge and the adverse impact of exchange. Statutory earnings per share amounted to 6.4p, down from 14.9p in the first half of 2002.

Amersham Health — Medical Diagnostics and Therapy

	1H 2003	1H 2002	CER
	£m	£m	Growth %

Sales
Medical Diagnostics	457	446	9
Therapy	27	33	(12)
Total	484	479	8

Operating profit	118	140	5

Amersham Health is a global market-leading business specialising in in-vivo diagnostic products for the early and accurate detection of disease. In the first six months of 2003, Amersham Health achieved sales of £484 million, up eight per cent. Operating profits were £118 million, an increase of five per cent over 2002. Medical Diagnostics sales grew nine per cent to £457 million. Excluding Japan, sales of medical diagnostic products were up 11 per cent to £382 million.

In X-ray diagnostics, sales were £175 million, up nine per cent. Sales of Visipaque™, Amersham’s premium non-ionic X-ray imaging agent, increased by 32 per cent to £56 million following the publication of the NEPHRIC data in the New England Journal of Medicine in February 2003. The data showed that Visipaque™ is 11 times less likely than the leading second generation product to cause contrast induced kidney damage in high-risk patients undergoing imaging procedures, effectively differentiating it on safety grounds. These findings have supported the use of Visipaque™ in high-risk patients, a growing population: approximately 25 per cent of enhanced scans are on patients in this category. Since its launch in 1993, Amersham has reinforced Visipaque™ as a premium brand by active life-cycle management and plans to steadily increase the clinical data validating its safety superiority, further expanding market penetration. In addition, increased sales and marketing expenditure was committed to drive the growth of Visipaque™. Sales of Omnipaque™, the world’s best-selling in-vivo diagnostic product, were up two per cent to £108 million.

Overall, sales of patented products were up 22 per cent with Omniscan™ sales in magnetic resonance imaging up 13 per cent to £50 million and Myoview™ sales in radiopharmaceutical imaging up 24 per cent to £73 million. The continued increase in sales of patented products benefited the gross margin in Medical Diagnostics. This gain was offset at the operating margin by unfavourable exchange, increased sales and marketing expenditure and continuing price pressure in Therapy.

Amersham Health’s sales growth of eight per cent in the first half was held back by two factors, the continued stagnation of the market in Japan and weak sales in Therapy. Strategic measures were taken to address both of these issues.

In February, Amersham announced a £68 million investment in positron emission tomography (PET) by Nihon Medi-Physics (NMP), Amersham’s joint venture with Sumitomo Chemical in Japan, to enable the delivery of PET diagnostic products to key medical centres through the construction of a network of radionuclide manufacturing facilities. Positive response from future customers has prompted a further £17 million investment to increase the manufacturing network to cover approximately 80 per cent of patients. NMP is conducting additional phase III trials for fluoro-deoxyglucose (FDG), the main radionuclide currently used in PET imaging, and is on track to submit these data in the second half of 2003.

In Therapy, Amersham Health’s sales for the first six months of 2003 were £27 million, down 12 per cent. In April, Amersham announced plans to focus on its core medical diagnostics business and to merge its brachytherapy commercial operations with the rapidly growing urology business of Galil Medical to form a new joint venture, known as Oncura. Amersham owns 75 per cent of Oncura and will account for the new company as a joint venture commencing on the date of completion of the merger which was 1 July 2003.

Portfolio development

Amersham Health focuses its R&D expenditure on the management of heart disease, circulatory disease and stroke; degeneration of the brain such as is seen in Alzheimer’s and Parkinson’s disease; lung disease and a range of cancers. The current product range is primarily used to aid in the diagnosis of anatomical and functional abnormalities of soft tissue within the body. Increasingly Amersham Health is developing products that detect changes in cells at the molecular level.

Sustained investment over recent years, both in life-cycle management and new product development, has transformed Amersham’s late-stage clinical development portfolio with seven products now in phase III trials. In addition, good progress has been made in pre-clinical research and a full review of Amersham’s R&D portfolio will take place in London on 17 November and in New York on 18 November.

Amersham Biosciences — Protein Separations and Discovery Systems

	1H 2003	1H 2002	CER
	£m	£m	Growth %

Sales
Protein Separations	133	131	3
Discovery Systems	192	202	4 #
Operating profit
Protein Separations	43	48	0
Discovery Systems	(10)	(12)	4

#Ongoing business growth excluding discontinued products.

Protein Separations

Protein Separations is the global market leader in chromatography systems (instruments, software and media) for the purification of proteins. Laboratory separations supports small scale protein research and scale-up, while bioprocess provides products involved in the development and manufacture of biopharmaceuticals.

Sales for the first half of 2003 were £133 million, up three per cent, and operating profit was flat at £43 million. The underlying strength of the business was demonstrated by strong growth in bioprocess sales, up 10 per cent excluding speciality products, and sales growth of 14 per cent in North America. However, sales performance in the second quarter was adversely impacted by the slow down in antisense development and a challenging economic climate in Europe, specifically affecting academic sales in laboratory separations. In the US, laboratory separations sales growth was up six per cent, helped by greater than anticipated demand for the recently launched AKTApilot™, a bench-top protein purification system. Protein Separations’ sales growth is expected to accelerate in the second half.

An upturn in confidence in the biopharmaceutical sector following the recent FDA approval of seven biologicals which included four monoclonal antibodies means that monoclonal antibodies are the fastest growing biopharmaceutical product category, accounting for an estimated 25 per cent of phase II clinical trials. With a strong franchise in this sector, Amersham is confident that Protein Separations will benefit from the flow of new biologically-based drugs. MabSelect™, specifically designed to purify monoclonal antibodies, has continued its strong growth and is rapidly establishing lead-brand status. MabSelect™ has been developed for the high-throughput capture of monoclonal antibodies from cell culture, and can process 10,000 litres of cell culture a day — five times faster than conventional methods.

Discovery Systems

Discovery Systems comprises three application areas: genomics, proteomics and bioassays, providing laboratory research tools to help customers understand the molecular basis of disease, and to accelerate drug development. Sales in the first half of 2003 were £192 million, up four per cent, excluding discontinued product sales of £12 million, and including a one per cent benefit from acquisitions. Growth in proteomics and bioassays was offset by the continued weakness in the genomics market. The operating loss was reduced to £10 million including the continued investment in the CodeLink™ technologies, which had net expenditure of £7 million in the first half. CodeLink™ offers the highest-quality arrays with greater sensitivity, reproducibility and more useable data points and has attracted a high level of interest with a significant number of customer trials ongoing in the academic sector.

Sales have held up well during a period of considerable change in Discovery Systems as the business moves to focusing on profit rather than sales growth. Sales were strong in Japan and other international markets and showed improvement in North America in the last two months. Europe remains weak due to reduced funding in academia. Looking to the future, the strategic focus will be on protein analysis and cellular bioassays which have high growth potential and offer the opportunity for Amersham to become a clear market leader. In these areas a number of new products were launched in the first half of the year, including new DIGE dyes, sample preparation products and software for protein analysis and, in the bioassays area, the IN Cell Analyzer 1000. Product life-cycle extension, management of product mix and targeted development investment are being used to improve profitability of the genomics product range.

Restructuring of Discovery Systems

The restructuring programme announced in February, to accelerate the move of Discovery Systems into profitability during 2004 by reducing R&D and manufacturing costs and to realign the business portfolio, is ahead of schedule. In the first half of the year, savings of £7 million were achieved, with full year savings in 2003 forecast to be £16 million, and savings are expected to run at the rate of £35 million per annum by the end of 2004. Head count was reduced by 210 out of a total planned reduction of 445. Research has been consolidated into Piscataway, New Jersey, and development activities into three main hubs based in Cardiff (UK), Uppsala (Sweden) and Piscataway. Manufacturing has been rationalised onto two main sites in Cardiff and Umeå (Sweden).

Outlook

The outlook for Amersham is encouraging with stronger growth in constant exchange rate terms expected in the second half of the year compared with the first. The company’s business performance guidance is for a constant exchange rate increase in earnings per share for the full year of between 8 and 10 per cent, based on a continuation of steady growth from Amersham Health, a stronger performance from Protein Separations and further benefits of the restructuring programme in Discovery Systems.

The effect of movements in foreign currency, based on current rates of exchange, is likely to be a reduction in 2003 pre-tax profits of around £40 million, (4.1 pence per share at the earnings per share level) compared to 2002.

Dividend calendar

2 Oct 2003	Ex dividend date
3 Oct 2003	Record date for interim dividend
31 Oct 2003	Payment of interim dividend

Group profit and loss account

		6 months to 30 June 2003			6 months to 30 June 2002			12 months to
								31 Dec 2002
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
	Note	items	items	Total	items	items	Total	Total

		£m	£m	£m	£m	£m	£m	£m
Turnover including share of joint venture	2,3	808.3	—	808.3	812.1	—	812.1	1,618.2
Less share of joint venture sales		(39.7)	—	(39.7)	(40.6)	—	(40.6)	(80.5)

Group turnover		768.6	—	768.6	771.5	—	771.5	1,537.7

Group operating profit before exceptional items and goodwill amortisation		128.7	—	128.7	151.8	—	151.8	286.6
Exceptional item	7	—	(31.9)	(31.9)	—	—	—	—
Goodwill amortisation		(21.7)	—	(21.7)	(15.1)	—	(15.1)	(36.6)

Group operating profit		107.0	(31.9)	75.1	136.7	—	136.7	250.0
Share of operating profit of joint venture		12.3	—	12.3	12.8	—	12.8	23.2

Total operating profit	2	119.3	(31.9)	87.4	149.5	—	149.5	273.2
Loss on disposal of fixed assets	7	—	(9.6)	(9.6)	—	—	—	—
Amounts written off investments		—	—	—	(1.9)	—	(1.9)	(2.4)
Net interest payable		(0.9)	—	(0.9)	(3.5)	—	(3.5)	(7.1)

Profit on ordinary activities before taxation		118.4	(41.5)	76.9	144.1	—	144.1	263.7
Tax on profit on ordinary activities	4,7	(44.1)	12.0	(32.1)	(53.4)	9.2	(44.2)	(85.1)

Profit on ordinary activities after taxation		74.3	(29.5)	44.8	90.7	9.2	99.9	178.6

(Profit)/loss attributable to equity minority interests		(0.2)	—	(0.2)	0.6	—	0.6	0.7
(Profit) attributable to non-equity minority interests		—	—	—	(0.7)	—	(0.7)	(0.6)

(Profit)/loss attributable to minority interests		(0.2)	—	(0.2)	(0.1)	—	(0.1)	0.1

Profit attributable to shareholders		74.1	(29.5)	44.6	90.6	9.2	99.8	178.7
Dividends paid and proposed	5	(19.9)	—	(19.9)	(21.3)	—	(21.3)	(57.3)

Retained profit for the period		54.2	(29.5)	24.7	69.3	9.2	78.5	121.4

Earnings per ordinary share	6
-basic				6.4p			14.9p	26.1p
-before exceptional items and goodwill amortisation				13.7p			15.5p	29.9p
-average number of shares				698.6m			671.5m	684.7m
Diluted earnings per ordinary share
-after exceptional items and goodwill amortisation				6.4p			14.7p	25.9p

Dividends per ordinary share	5			2.85p			2.65p	7.80p

Share of operating profit of joint venture relates to the group’s joint venture interest in Nihon Medi-Physics (NMP).

Group balance sheet

	30 June 2003	31 Dec 2002

	£m	£m
Fixed assets
Intangible assets	726.5	751.2
Tangible assets	669.7	640.8
Investments:
Investment in joint venture:
— Share of gross assets	111.0	105.2
— Share of gross liabilities	(44.2)	(32.2)

— Share of net assets	66.8	73.0
Investments in associates and other investments	28.7	26.4

	95.5	99.4

	1,491.7	1,491.4

Current assets
Stocks	229.8	208.0
Debtors — amounts due within one year	353.4	349.2
Debtors — amounts due after one year	66.4	61.3
Short term deposits and investments	0.4	22.1
Cash at bank and in hand	27.7	32.7

	677.7	673.3

Creditors — amounts falling due within one year
Loans	(54.5)	(44.6)
Other creditors	(419.3)	(482.2)

	(473.8)	(526.8)

Net current assets	203.9	146.5

Total assets less current liabilities	1,695.6	1,637.9

Creditors — amounts falling due within one year
Loans	(207.4)	(192.5)
Other creditors	(10.5)	(11.5)

	(217.9)	(204.0)

Provisions for liabilities and charges	(278.0)	(253.5)

Accruals and deferred income	(3.4)	(3.5)

Total net assets	1,196.3	1,176.9

Equity capital and reserves
Share capital	35.1	35.1
Share premium account	470.5	469.0
Other reserves	94.0	94.0
Profit and loss account	592.6	573.9

Equity shareholders’ funds	1,192.2	1,172.0

Minority interests	4.1	4.9

	1,196.3	1,176.9

Group cash flow statement

		6 months to	6 months to	12 months to
	Note	30 June 2003	30 June 2002	31 Dec 2002

		£m	£m	£m
Net cash inflow from operating activities before exceptional items	8	106.1	133.8	345.5
Exceptional item		(6.9)	—	—

Net cash inflow from operating activities		99.2	133.8	345.5

Dividend received from joint venture		9.2	5.3	5.4

Returns on investments and servicing of finance
Interest paid		(1.2)	(4.4)	(9.2)
Interest received		0.7	2.4	4.9
Dividends paid by subsidiary undertakings to minority interests		(1.0)	(0.9)	(1.7)

		(1.5)	(2.9)	(6.0)

Taxation		(20.2)	(25.2)	(57.2)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(82.3)	(50.6)	(143.4)
Purchase of intangible fixed assets		(0.1)	(0.8)	(4.8)
Sales of tangible fixed assets		1.0	0.4	1.3
Purchase of investments		(3.1)	—	(3.4)
Costs associated with disposal of investment in Nycomed Pharma		(1.0)	(1.6)	(3.5)
Sale of trade investments		0.5	—	1.4

		(85.0)	(52.6)	(152.4)

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences		—	(704.1)	(704.1)
Costs associated with purchase of 45% minority in Amersham Biosciences		—	(3.7)	(4.5)
Other acquisitions		(11.9)	(24.2)	(40.6)

		(11.9)	(732.0)	(749.2)

Equity dividends paid		(36.0)	(33.2)	(51.6)

Net cash flow before management of liquid resources and financing		(46.2)	(706.8)	(665.5)

Management of liquid resources*	9	18.9	67.8	74.5

Financing
Issue of share capital		1.5	408.0	413.2
Costs associated with issue of share capital		—	(5.5)	(5.5)
Loans and finance leases	9	13.9	227.7	161.9
Repayment of long term loan		—	(13.6)	(13.6)
Capital contribution by minority interest in Amersham Biosciences		—	8.7	8.7

		15.4	625.3	564.7

Cash flow in the period	9	(11.9)	(13.7)	(26.3)

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	8	106.1	133.8	345.5
Dividend received from joint venture		9.2	5.3	5.4
Returns on investments and servicing of finance		(1.5)	(2.9)	(6.0)
Taxation		(20.2)	(25.2)	(57.2)

Free cash flow after taxation and returns on investments and finance		93.6	111.0	287.7
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(84.0)	(51.0)	(148.9)

Free cash flow before equity dividends		9.6	60.0	138.8

Free cash flow after equity dividends		(26.4)	26.8	87.2

*	Liquid resources are defined as short term deposits with banks, derivative instruments and current asset investments in bonds and equities. These total £0.4m (December 2002 — £22.1m) and are shown in the balance sheet within the total of short term deposits and investments.

Statement of total recognised gains and losses

	6 months to	12 months to
	30 June 2003	31 Dec 2002

	£m	£m
Profit for the period attributable to shareholders	44.6	178.7
Foreign currency translation of net investment in subsidiaries	(8.0)	53.4
Foreign currency translation of net investment in joint venture	(0.1)	(0.2)
Tax credit/(charge) on foreign currency hedge loan	2.1	(5.4)

Total recognised gains for the period	38.6	226.5

Note of historical cost profit and losses

There is no material difference between the reported profit and the profit for the relevant periods restated on an historical basis.

Reconciliation of movement in equity shareholders’ funds

		6 months to	12 months to
	Note	30 June 2003	31 Dec 2002

		£m	£m
Profit for the period		44.6	178.7
Dividends	5	(19.9)	(57.3)

Retained earnings		24.7	121.4
Foreign currency translation		(6.0)	47.8
New share capital and premium		1.5	407.7
Loss related to Qualifying Employee Share Ownership Trust (QUEST)		—	(1.2)

Net increase in equity shareholders’ funds		20.2	575.7

Equity shareholders’ funds at the start of the period		1,172.0	596.3

Equity shareholders’ funds at the end of the period		1,192.2	1,172.0

Notes to the interim financial statements

1. Basis of preparation

The interim financial statements have been prepared on the basis of accounting policies set out in the group’s statutory financial statements for the year ended 31 December 2002.

The interim financial statements are unaudited but have been reviewed by the Auditors. The review of the Auditors follows the Notes to the interim financial statements.

The balance sheet at 31 December 2002 and the results for the year then ended have been abridged from the group’s statutory financial statements for the year ended 31 December 2002, which have been filed with the Registrar of Companies. The Auditors’ opinion on those accounts was unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985.

The interim financial statements for the six months ended 30 June 2003 were approved by the Directors on 29 July 2003.

2. Segmental analysis by business sector

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Sales
Amersham Health	483.9	479.3	947.7
Amersham Biosciences
Protein Separations	132.7	131.1	276.3
Discovery Systems	191.7	201.7	394.2

	808.3	812.1	1,618.2

Included within Amersham Health is the group’s share of Nihon Medi-Physics (NMP) joint venture sales during the period of £39.7m (June 2002 — £40.6m and December 2002 — £80.5m).

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Total operating profit before exceptional items and goodwill amortisation
Amersham Health	118.4	139.5	255.6
Amersham Biosciences
Protein Separations	43.2	48.3	107.6
Discovery Systems	(9.6)	(12.6)	(32.3)
Corporate and other	(11.0)	(10.6)	(21.1)

	141.0	164.6	309.8
Operating exceptional items	(31.9)	—	—
Goodwill amortisation	(21.7)	(15.1)	(36.6)

	87.4	149.5	273.2

Included within Amersham Health is the group’s share of NMP operating profit during the period of £12.3m (June 2002 — £12.8m and December 2002 — £ 23.2m).

Total operating profit before exceptional items and goodwill amortisation of £141.0m (June 2002 — £164.6m and December 2002 — £309.8m) is after charging research and development costs of £90.7m (June 2002 — £87.5m and December 2002 - £184.2m). Total operating profit before research and development costs and exceptional items and goodwill amortisation is £231.7m (June 2002 — £252.1m and December 2002 — £494.0m). Research and development costs of Amersham Health were £47.6m (June 2002 — £43.1m and December 2002 — £95.1m), Protein Separations £12.8m (June 2002 — £9.4m and December 2002 — £21.5m), Discovery Systems £29.2m, (June 2002 — £34.9m, December 2002 — £66.5m), and Corporate and other £1.1m (June 2002 — £0.1m and December 2002 — £1.1m).

Exceptional items included in operating profit in the six months to 30 June 2003 consist of an £0.6m charge to Protein Separations, £31.3m charge to Discovery Systems, £nil to Amersham Health and £nil to Corporate and other. There were no exceptional items included in operating profit in the six months to 30 June 2002 or the year to 31 December 2002.

The goodwill amortisation relates £0.6m to Amersham Health, (June 2002 — £0.3m, December 2002 — £0.9m), £14.9m to Protein Separations, (June 2002 — £9.2m, December 2002 — £24.0m), and £6.2m to Discovery Systems (June 2002 — £5.6m, December 2002 — £11.7m).

3. Segmental analysis of sales by geographical destination

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Europe	219.4	203.8	427.8
North America	397.2	397.8	798.5
Japan	127.2	138.6	264.1
Asia Pacific	40.5	44.6	80.6
Rest of the world	24.0	27.3	47.2

	808.3	812.1	1,618.2

Included within Japan is the group’s share of NMP joint venture sales of £39.7m (June 2002 — £40.6m and December 2002 — £80.5m).

4. Taxation

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Tax on profits before exceptional items and goodwill amortisation
UK corporation taxation	3.3	—	(4.2)
Overseas and deferred taxation	35.9	48.3	91.0
Over-provision in respect of prior years	—	—	(2.6)
Interest in joint venture and associates	4.9	5.1	10.1

	44.1	53.4	94.3
Tax related to exceptional items	(12.0)	(9.2)	(9.2)

	32.1	44.2	85.1

Tax rate on profits before exceptional items and goodwill amortisation	31.5%	33.5%	31.4%

5. Dividends

A dividend of 2.85p per share will be paid for the interim period ended 30 June 2003. A dividend of 2.65p per share was paid in respect of the interim period ended 30 June 2002 and a final dividend of 5.15p per share was paid in respect of the year ended 31 December 2002, bringing the total dividend for 2002 to 7.80p per share.

The record dates for the dividend are 3 October 2003 in the UK, Norway and the USA. The ex-dividend date for all jurisdictions is 2 October 2003. The dividend payment dates are 31 October 2003 in the UK, Norway and the USA.

6. Earnings per ordinary share

The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Attributable profit
Profit attributable to shareholders — basic	44.6	99.8	178.7

Add back the following items
Exceptional items	41.5	—	—
Goodwill amortisation	21.7	15.1	36.6
Adjust for related amounts of
Taxation, including tax related to the exceptional item	(12.0)	(9.2)	(9.2)
Minority interest	—	(1.3)	(1.3)

Profit attributable to shareholders before exceptional items and goodwill amortisation	95.8	104.4	204.8

Average number of shares
Basic	698.6m	671.5m	684.7m
Dilution effect of outstanding share options	1.6m	6.9m	4.0m

Diluted	700.2m	678.4m	688.7m

Earnings per ordinary share
- basic	6.4p	14.9p	26.1p
- before exceptional items and goodwill amortisation	13.7p	15.5p	29.9p
- diluted (after exceptional items and goodwill amortisation)	6.4p	14.7p	25.9p

7. Exceptional items

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Costs associated with the restructuring of Discovery Systems business	(31.9)	—	—

Total exceptional charge to operating profit	(31.9)	—	—

Asset write-offs associated with the restructuring of Discovery Systems business	(9.6)	—	—

Loss on disposal of fixed assets	(9.6)	—	—

Tax credit relating to Group reorganisation	—	9.2	9.2

Total exceptional items	(41.5)	9.2	9.2

Tax credit related to exceptional items	12.0	—	—

In February 2003 the group announced a restructuring of its Discovery Systems business area. Operating costs of £31.9m, relating primarily to staff termination payments, and £9.6m of fixed asset write offs were incurred on this project in the first half of 2003, with a related tax credit of £12.0m. Of the total costs of £41.5m incurred, cash outflow was £6.9m in the period.

In 2002, as a result of the formation of a consolidated tax group in the US on 31 July 2002, the group recognised a deferred taxation asset of £9.2m, related to future utilisation of tax losses arising from prior periods.

8. Net cash flow from operating activities

	6 months to	6 months to	12 months to
	30 June 2003	30 June 2002	31 Dec 2002

	£m	£m	£m
Total operating profit before exceptional items	119.3	149.5	273.2
Share of operating profit of joint venture	(12.3)	(12.8)	(23.2)
Depreciation and amortisation	63.5	58.3	116.4
(Profit)/loss on sale of tangible fixed assets	(0.2)	1.3	1.5
Decrease in provisions	(4.9)	(3.0)	(6.8)
Increase in stocks	(20.9)	(27.2)	(19.9)
(Increase)/decrease in debtors	(3.3)	7.7	5.3
Decrease in creditors	(35.1)	(40.0)	(1.0)

Net cash inflow from operating activities before exceptional items	106.1	133.8	345.5
Restructuring of Discovery Systems business	(6.9)	—	—

Net cash inflow from operating activities	99.2	133.8	345.5

9. Analysis of net debt

	As at			As at
	1 January 2003	Cash flow	Exchange movements	30 June 2003

	£m	£m	£m	£m
Cash at bank and in hand	32.7	(4.9)	(0.1)	27.7
Overdrafts	(7.2)	(7.0)	0.2	(14.0)

	25.5	(11.9)	0.1	13.7
Liquid resources	22.1	(18.9)	(2.8)	0.4
Loans due within one year	(37.4)	(7.2)	4.1	(40.5)
Loans due after more than one year	(192.5)	(6.7)	(8.2)	(207.4)

Net debt	(182.3)	(44.7)	(6.8)	(233.8)

10. Post balance sheet event

On 1 July 2003, Amersham Health’s brachytherapy business and the urology business of Galil Medical Ltd were merged into a newly incorporated company named ONCURA. ONCURA will be headquartered in the United States and will operate as an independent business of Amersham plc, with Galil holding a minority position of 25 per cent. Amersham will account for its 75 per cent holding in the new company as a joint venture from this date.

Independent review report to Amersham plc

Introduction

We have been instructed by the company to review the financial information, which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the Amersham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 July 2003

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE UNITED
STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This interim report contains words such as ‘believe’, ‘expect’ and ‘anticipate’ and similar expressions, that identify forward-looking statements, which reflect the Company’s views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the group’s products or the markets for those products and the impact of currency movements during 2003. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the Company.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i)	Changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

(ii)	Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

(iii)	Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK T + 44 (0) 1494 544 000 F + 44 (0) 1494 543 588 www.amersham.com

News Release

Amersham plc appoints David Challen to the Board of Directors

London, 5 August 2003. Amersham plc (LSE, NYSE, OSE: AHM) today announces the appointment to the Board of Directors of Mr David Challen as a Non-Executive Director, with immediate effect.

David Challen, 60, is currently vice-chairman, European Investment Bank at Citigroup, and previously served as Co-Chairman at Schroder Salomon Smith Barney following the merger of Schroder’s Investment Banking business where David had served in many senior positions over a 28 year period before being elected Chairman in 1997.

Mr Donald Brydon, Chairman, Amersham plc, said, “I am delighted to welcome David to the Amersham Board. David’s extensive experience of advising boards of major companies, his financial know-how and international business experience will complement the considerable technical and scientific expertise on Amersham’s Board.”

Mr Challen is currently Non-Executive Director and Chairman of the Audit Committee of Anglo American plc and has previously been a Non-Executive Director of AWG plc, formerly Anglian Water plc (1993-2002) and Thompson Travel Group plc (1998-2000). Mr Challen holds no shares in Amersham plc and there are no further matters requiring disclosure under Listing Rule 16.4.

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.62 billion in 2002 and has 10,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham — bringing vision to medical discovery
For more information, visit our website at www.amersham.com

- ends -

Enquiries:

UK Investors Alexandra Morris	Tel: +44 (0)1494 542 051

Media Dr Lynne Gailey Dr Graeme Holland	Tel: +44 (0)1494 542 050 Tel: +44 (0)1494 542 115

Registered in England and Wales 1002610 http://www.amersham.com Registered office Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

1 of 2

Norway Nancy Thingstad	Tel: +47 23 18 5138

US Lucy Morrison	Tel: +1 732 457 8092

Registered in England and Wales 1002610 http://www.amersham.com Registered office Amersham Place Little Chalfont Buckinghamshire HP7 9NA UK

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Wellington Management Company, LLP and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company, LLP and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

5 August 2003

12)	Total holding following this notification

43,587,946 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

6.21%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 6 August 2003